UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP

ABN 49 004 028 077

Need assistance?

Phone:
1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)

Online:
www.investorcentre.com/contact

BHP

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **6:00 pm (Melbourne time) Tuesday 18 January 2022.**

Proxy Form

How to complete this proxy form

If you are unable to attend the General Meeting to be held in Melbourne on Thursday 20 January 2022 at 6:00 pm (Melbourne time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the General Meeting in accordance with section 250D of the Corporations Act 2001.

Appointment of a second proxy

A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box for each resolution.
If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the "Abstain" box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

Signing Instructions

You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate "Appointment of Corporate Representative Form" should be given to the Share Registrar prior to the meeting (unless it has previously been given to the Share Registrar). This form may be obtained from the Share Registrar.

Any questions?

If you have any questions on how to complete this proxy form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia).

Lodge your Proxy Form:

XX

Online:

Lodge your Proxy Form online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999
SRN/HIN: I9999999999
PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 782
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000002/i12

MR SAM SAMPLE Change of address. If incorrect, FLAT 123 mark this box and make the 123 SAMPLE STREET correction in the space to the left. THE SAMPLE HILL Securityholders sponsored by a SAMPLE ESTATE broker (reference number SAMPLEVILLE VIC 3030 commences with ‘X’) should advise your broker of any changes. I 9999999999 IND9999999999 I ND Proxy Form Step 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of BHP Group Limited hereby appoint the Chair OR PLEASE NOTE: Leave this box blank if you have selected the Chair of the of the Meeting Meeting. Do not insert your own name(s). or failing the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the Meeting on my/ our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit at the General Meeting of BHP Group Limited to be held at The Grand Hyatt, 123 Collins St, Melbourne VIC 3000 on Thursday 20 January 2022 at 6:00 pm (Melbourne time) and at any adjournment or postponement thereof.Step 2 Voting directions to your proxy Please mark (within the box) to indicate your directions For Against Abstain Abstain Item 1 Amendments to Limited Constitution Item 2 Limited Special Voting Share Buy-back Item 3 DLC Dividend Share Buy-back Item 4 Plc Special Voting Share Buy-back (Class Rights Action) Item 5 Change in the status of Plc (Class Rights Action)The Chair of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Step 3 Signature of Securityholder(s) This section must be completed. Individual or Shareholder 1 Shareholder 2 Shareholder 3/ Sole Director & Sole Company Secretary Director Director/Company Secretary Date Update your communication details (Optional)By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronicallyB H P 2 8 3 0 8 4 A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary